Filed by Roth CH Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40959

Subject Company: Roth CH Acquisition Co.

September 2025 Newsletter

Lenovo
NVIDIA.
Lenovo High-Performance Computing
Unmatched Speed, Power, and Scalability
VAST

Message from Wolf Schubert, CEO

The past several months have been a period of strong execution and progress for Sharon AI as we work to build the infrastructure layer that powers the next generation of artificial intelligence.

We recently deployed the initial phase of our flagship Supercluster in Melbourne, designed on NVIDIA’s reference architecture and hosted in a Tier IV facility (NEXTDC). With over 1,000 GPUs planned, it is set to become one of Australia’s most powerful AI clusters, focused on AI training & inference. This cluster complements our existing GPU cloud offering.

In parallel, we’ve achieved several important milestones on our 250MW Texas data center site initiative through our joint venture, Texas Critical Data Centers (“TCDC”). In addition to the acquisition of 235 acres next to Odessa in the Permian Basin, TCDC signed a non-binding agreement for the acquisition of another contiguous 203 acres, intended to bring our total to 438 acres. TCDC also signed a memorandum of understanding with a developer of purpose-built fiber optic infrastructure with the intention to transform connectivity in West Texas. These developments, along with a new proposal from a third party to finance, construct and operate 250 megawatts of gas-fired generation capacity on site, advance our goal of delivering scalable, energy-efficient compute in the U.S. market.

While we remain focused on execution, we welcome the broader momentum in the U.S. around strategic AI infrastructure planning, including the recently announced American AI Action Plan. The Plan underscores the critical role of compute and energy infrastructure in enabling AI innovation. With a leadership team that has successfully established and supported infrastructure in Australia, we are bringing that same expertise to the U.S. through the TCDC platform.

At the core of our offering is the Sharon AI Cloud, our proprietary orchestration platform that allows customers to self-provision GPU resources and manage complex AI workflows with speed and flexibility. Combined with our technology partnerships — including NVIDIA, Lenovo, VAST Data, and NEXTDC — we are building for performance, scale, and reliability.

Looking ahead, we remain focused on:

●	Deploying additional phases of the Supercluster

●	Progressing development milestones in Texas

●	Expanding our customer base across enterprise, research, and government

●	Investing in platform capabilities to meet the demands of AI at scale

On the corporate side, the proposed transaction between SHARON AI and Roth CH Acquisition Co. (“Roth CH”) (the “Proposed Transaction”) continues to move forward. Roth CH (or a subsidiary of Roth CH) has filed and intends to update relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, initially filed on June 4th, 2025, as amended, containing a proxy statement/prospectus of Roth CH, in response to comments on this filing received from the SEC. While we cannot control the timing of this process, we are working to close the Proposed Transaction as soon as possible, expected to be in the 4th quarter of 2025, and we are targeting a major exchange listing as soon as feasible thereafter. It is important to note that our intentions, expectation and targets are not guarantees of future performance and that actual results or developments may differ materially from those set forth herein.

Thank you for your continued support. We look forward to sharing more progress as we enter our next phase of growth.

Sincerely,

Wolf Schubert, CEO

Recent Events

In May, the Sharon AI team had the privilege of meeting Jensen Huang, founder and CEO of NVIDIA, during industry events in Taipei, a memorable moment with one of the great pioneers of our generation.

As a proud NVIDIA Cloud Partner (NCP), Sharon AI is helping to lay the groundwork for Australia’s intelligence industry. We view intelligence not just as a technological capability, but as a new form of critical infrastructure as essential to national progress as energy, transport, and telecommunications.

Over the past few months, we’ve also engaged with industry leaders at several major events, including the NEXT Generation Media & Broadcast Technology Leadership Summit 2025, Lenovo TechDay’25 ANZ in Sydney, and NVIDIA GTC 2025 in March. At SuperCompute, Sharon AI’s Andrew Leece connected with key partners from NVIDIA, Lenovo, NEXTDC, and VAST Data to discuss the evolving needs of high-performance AI infrastructure and the collaborative path forward.

About SHARON AI

SHARON AI, Inc., is a High-Performance Computing company focused on Artificial Intelligence and Cloud GPU Compute Infrastructure. SHARON AI has a hybrid operational model that sees it deploy in co-location data centers as well as developing data center projects. With the addition of NVIDIA H200’s to the company’s GPU fleet in 2025, SHARON AI expects to be able to offer a wide range of AI/HPC GPUs as a Service (GPUaaS), including NVIDIA H200, H100, L40S, A40, RTX3090 and AMD MI300X. For more information, visit: www.sharonai.com

About Roth CH Acquisition Co.

Roth CH Acquisition Co. (OTC Markets: USCTF) is a blank check shell domiciled in the Cayman Islands. The company intends to enter into a business combination with a growth company to go public in the US markets through a reverse merger.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Additional Information About the Proposed Transaction for Investors and Shareholders

In connection with the proposed transaction between Roth CH Acquisition Co. (“Roth CH”) and SHARON AI (the “Proposed Transaction”), Roth CH (or a subsidiary of Roth CH) has filed and intends to update relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, initially filed in June 4th, 2025, as amended, containing a proxy statement/prospectus of Roth CH. This press release is not a substitute for the registration statement or for any other document that Roth CH may file with the SEC in connection with the Proposed Transaction. SHARON AI AND ROTH CH URGE INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROTH CH, SHARON AI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that Roth CH communicates with investors and the public using its website (www.RothCH.com), where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction.

Participants in the Solicitation

Roth CH, SHARON AI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about Roth CH’s directors and executive officers including a description of their interests in Roth CH is included in Roth CH’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional Information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the Proposed Transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements:

This press release may contain forward-looking statements that are not historical facts. Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding Roth CH’s or SHARON AI’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements expectations regarding service and product offerings and the developments of TCDC. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements risks related to Roth CH’s and SHARON AI’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transaction, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transaction by either company; the effect of the announcement or pendency of the Proposed Transaction on Roth CH’s or SHARON AI’s business relationships, operating results and business generally; costs related to the business combination; the outcome of any legal proceedings that may be instituted against Roth CH, SHARON AI, or any of their respective directors or officers related to the business combination agreement or the transactions contemplated thereby; the ability of Roth CH or SHARON AI to protect their respective intellectual property rights; competitive responses to the Proposed Transaction; unexpected costs, charges or expenses resulting from the Proposed Transaction; whether the combined business of Roth CH and SHARON AI will be successful; legislative, regulatory, political and economic developments; and additional risks described in the “Risk Factors” section of Roth CH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the SEC, which are available at www.sec.gov.

You are cautioned that such statements are not guarantees of future performance and that our actual results may differ materially from those set forth in the forward-looking statements. The forward-looking statements and other information contained in this news release are made as of the date hereof and neither Roth CH nor SHARON AI undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

sharonai.com

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